Appendix 3X Initial Director’s Interest Notice + See chapter 19 for defined terms. 11/3/2002 Appendix 3X Page 1 Rule 3.19A.1 Appendix 3X Initial Director’s Interest Notice Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public. Introduced 30/9/2001. Name of entity Rio Tinto Limited ABN 96 004 458 404 We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act. Name of Director Dominic Barton Date of appointment 4 April 2022 Part 1 - Director’s relevant interests in securities of which the director is the registered holder In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part. Number & class of securities Nil EXHIBIT 99.3

Appendix 3X Initial Director’s Interest Notice + See chapter 19 for defined terms. Appendix 3X Page 2 11/3/2002 Part 2 – Director’s relevant interests in securities of which the director is not the registered holder In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest. N/A Number & class of Securities Part 3 – Director’s interests in contracts Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part. Detail of contract N/A Nature of interest N/A Name of registered holder (if issued securities) N/A No. and class of securities to which interest relates N/A